EXHIBIT 99.1

Hydrogenics Prices Underwritten Public Offering of Common Shares

MISSISSAUGA, Ontario, April 30, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced the pricing of an underwritten public offering of 775,000 common shares at a price of US$7.75 per share. The Company has also granted to the underwriter a 30-day option to acquire an additional 116,250 common shares to cover overallotments in connection with the offering. After deducting the underwriter discount and commissions, the Company expects to receive proceeds before expenses of US$5,645,875, assuming no exercise of the overallotment option.  The offering is expected to close on May 3, 2013, subject to customary closing conditions.

Roth Capital Partners, LLC is acting as the sole manager for the offering.

The Company intends to use any net proceeds it receives from the offering for general corporate purposes.

The common shares described above are being offered by the Company pursuant to a registration statement on Form F-3 previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission ("SEC").   A prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC's website at www.sec.gov.

A prospectus has not been and will not be filed in Canada. The common shares will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and are not being offered for sale in Canada or to any resident of Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of common shares of the Company, nor shall there be any sale of such common shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the preliminary prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC's website, www.sec.gov.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the proposed public offering and the intended use of proceeds from the offering. The offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including market conditions, risks associated with the cash requirements of our business and other risks detailed from time to time in our filings with the SEC. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results or events may vary significantly from what we currently foresee. You should exercise caution when considering any statements herein containing forward-looking statements and to not place undue reliance on such statements and underlying assumptions. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

CONTACT: Hydrogenics Contacts:

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com